FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 20 de enero de 2016.

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer 19 de enero de 2016, el directorio de Banco Santander – Chile, en adelante el “Banco”, aprobó la celebración de las siguientes operaciones con partes relacionadas, correspondientes a los siguientes contratos:

a) Con la sociedad Produban México, contrato de servicios para atender las necesidades de implantación de la plataforma de Procesos (BankSphere);

b) Con la sociedad Isban España, contrato para el plan de sistemas de partidas de gestión local, para enriquecer el sistema MIS V2.0 con nuevas funcionalidades de forma de contar con un sistema que recoja toda la información financiera y con el mayor nivel de granularidad disponible y automatización en la generación de informes de la misma data;

c) Con la sociedad Isban España, contrato de servicios profesionales para la gestión documental del conjunto de tecnologías normas y técnicas que permiten administrar el flujo de documentos a lo largo del ciclo de vida del mismo, que permiten alcanzar altos niveles de rendimiento, funcionalidad y eficiencia;

d) Con la sociedad Isban España, contrato de servicios profesionales para el desarrollo de la Fase II del Proyecto Corporativo de Pagos en MT101 y PDP de TEF Masivas, para dotar al Banco de un motor de pagos robusto y que sea utilizado por múltiples canales;

Con relación a estas operaciones, los directores titulares del Banco, señores Vittorio Corbo Lioi, quien presidió la reunión, y los demás directores asistentes señores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Víctor Arbulú Crousillat, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez y Orlando Poblete Iturrate, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe de la misma fecha, del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa

Gerente General

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores

Santiago, January 20, 2016

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present

Ref: Material Event

Mr. Superintendent

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046,we report that in ordinary session on January 19, 2016, the board of Banco Santander - Chile, hereinafter the "Bank", approved the following contracts with related parties:

a) With society Produban Mexico, contract services to meet the needs of implementing the process platform (BankSphere);

b) With society Isban Spain, contract to plan local systems management to enrich the MIS V2.0 with new features to have a system to gather all the financial information and the highest level of granularity available and automation in the reporting of the same data;

c) With society Isban Spain, professionals contract services for document management of all technical standards that allow us to manage the flow of documents throughout the life cycle of the same, so as to achieve high levels of performance, functionality and efficiency;

d) With society Isban Spain, contract for professional services for the development of Phase II of the Corporate Payments Project MT101 and PDP TEF Mass, to give the Bank an robust payments engine that can be used by multiple channels.

With regard to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Victor Arbulú Crousillat, Lucia Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Mendez Torres, Marco Colodro Hadjes, Juan Pedro Santa Maria Perez and Orlando Poblete Iturrate, expressed the approval for the Bank in hiring the services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, also according to the report of the same date, the Audit Committee of the Bank.

Sincerely,

Claudio Melandri Hinojosa

General Manager

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: February 18, 2016